Meridian Fund, Inc.

100 Fillmore Street, Suite 325

Denver, CO 80206

April 21, 2015

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Meridian Fund, Inc. (the “Registrant”)

Pre-Effective Amendement No. 1 to Form N-14 – Application for Withdrawal

File No. 333-202912

Ladies and Gentlemen,

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Registrant herby requests that Pre-Effective Amendment No. 1 to the Registrant’s Form N-14 Proxy/Prospectus (“PEA 1”), which was filed as EDGAR submission type N-14/A with the Securities and Exchange Commission as of April 21, 2015 (Accession No. 0001193125-15-138643), be withdrawn.

The Registrant also requests that the correspondence filed with the Securities and Exchange Commission as of April 21, 2015 requesting acceleration of PEA 1, be withdrawn as well.

If you have any questions, please call Rick Grove at (303) 398-2929.

Very truly yours,

MERIDIAN FUND, INC.

/s/ Rick Grove
By:	Rick Grove
Title:	Secretary